UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 25, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

25 January 2007
Number 02/07

BHP BILLITON QUARTERLY REPORT ON
EXPLORATION AND DEVELOPMENT ACTIVITIES
QUARTER ENDED 31 DECEMBER 2006

This report covers the company's exploration and development activities for the quarter ended 31 December 2006. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

DEVELOPMENT

While the majority of BHP Billiton's projects remain broadly on schedule, tight labour markets and shortages of equipment and supplies continue to be evident across the resources industry globally and will continue to impact project costs and schedules.

The Spence (Chile) copper project was commissioned during the quarter and achieved first production in early December three weeks ahead of schedule. The budget is subject to finalisation but is expected to be within the approved budget (excluding FX impacts).

In addition, the Board approved the increased capital costs for the Ravensthorpe (Australia) nickel project to a total budget of US$2.2 billion. Lower than expected labour productivity and late delivery of some materials and equipment at Ravensthorpe means that the target date for first metal from Ravensthorpe is now the first quarter of calendar year 2008.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Minerals Projects
Alumar - Refinery Expansion (Brazil) 36 % Alumina	725	Q2 CY09	2 million tpa

Forecast costs have increased by 40% following BHP Billiton's review of the capital cost estimate and the inclusion of additional contingencies. Cost pressures are due to increases in construction, electrical, instrumentation and labour costs and general overheads. As a result the project schedule is experiencing delays and we expect commissioning to occur in the second quarter of CY09.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Spence (Chile) 100% Copper	990	Q4 CY06	200,000 tpa copper cathode	Completed three weeks ahead of schedule. Budget is subject to finalisation but is expected to be within the approved budget (excluding FX impacts).
Western Australia Iron Ore (Australia) -RGP3 85% Iron Ore	1,300	Q4 CY07	20 million tpa	On schedule and budget. Engineering and procurement activities were essentially completed during the quarter with construction activities now 35% complete.
Samarco Third Pellet Plant (Brazil) 50% Iron Ore	590	1H CY08	7.6 million tpa	On schedule and budget. First steel was erected at the Pellet Plant at Ubu and 50% of the pipe for the pipeline has been installed. Overall the project is 49% complete.
Koala Underground (Canada) 80% Diamonds	200	End CY07	3,300 tonnes per day ore processed	On schedule and budget. Procurement is well advanced and engineering is nearly complete.
Ravensthorpe (Australia) 100% Nickel	2,200	Q1 CY08	Up to 50,000 tpa contained nickel in concentrate	On revised schedule and budget. Construction is approximately 78% complete with engineering and procurement activities finalised during the quarter.
Yabulu (Australia) 100% Nickel	556	Q1 CY08	45,000 tpa nickel	On schedule however the budget has been revised. Expansion was essentially mechanically complete at the end of December 2006.
Petroleum Projects
Atlantis South (US) 44% Oil/Gas	1,500	Under review, forecast 2H CY07	200,000 barrels of oil and 180 million cubic feet of gas per day

Cost and schedule remain under review but we estimate a capital cost of approximately US$1.5 billion to plateau production from 11 wells compared to the previous estimate of approximately US$1 billion, a 50% increase. Development costs from plateau production for the full life of the field remain subject to finalisation. Six development wells have been drilled with five being completed at the end of December. The Balder installation vessel is undergoing repair as publicly reported by Heerema.

North West Shelf Train 5 (Australia) 16.67% LNG	300	Late CY08	LNG processing capacity of 4.2 million tpa

On schedule and revised budget as advised by the Operator. Preassembled units from the construction site in Indonesia have begun arriving on site. The major mechanical erection contractor is on site and has begun work.

Neptune (US) 35% Oil/Gas	300	End CY07	50,000 barrels of oil and 50 million cubic feet gas per day	On schedule however the project is experiencing some cost pressure. Drilling was completed for the first two of the seven development wells.
Stybarrow (Australia) 50% Oil/Gas	300	Q1 CY08	80,000 barrels of oil per day	On schedule however the project is experiencing some cost pressure. Two injection wells were successfully completed and three development wells have been drilled. The FPSO has completed sea trials.
North West Shelf Angel (Australia) 16.67% Oil/Gas	200	End CY08	800 million cubic feet gas per day	On budget and schedule. Fabrication of topsides and the jacket are progressing to plan. All major contracts have now been let.
Shenzi (US) 44% Oil/Gas	1,940	Mid CY09	100,000 barrels of oil and 50 million cubic feet gas per day	On budget and schedule. Drilling of the first development well was completed and fabrication of the topsides and hull continued.

MINERALS EXPLORATION

BHP Billiton continued to pursue global exploration opportunities for key commodities of interest utilising both in-house capabilities and the Junior Alliance Programme.

Grassroots exploration continued on diamond targets in Angola, Canada and the Democratic Republic of Congo (DRC), on copper targets in Mexico, Chile, Mongolia and the DRC; and on nickel targets in Australia, Russia and Africa. Exploration for iron ore, coal, potash and bauxite was undertaken in a number of regions including Australia, Brazil, Canada and West Africa.

For the half year ended 31 December 2006, BHP Billiton spent US$153 million on minerals exploration, of which US$111 million was expensed. Capitalised exploration included US$41 million for the Olympic Dam Expansion.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 December 2006.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Persephone-1	Dampier sub-basin Western Australia WA-1-L	16.67% BHP Billiton; Woodside operator	Hydrocarbons encountered. More appraisal required. Plugged and Abandoned.
Shenzi-6	Gulf of Mexico, Green Canyon Block 609	44% BHP Billiton and operator	Drilling ahead.
Ruby-1	Trinidad and Tobago, Block 3 (a)	25.5% BHP Billiton and operator

Temporarily abandoned. Encountered approximately 1,200 feet TVD (gross) of hydrocarbon-bearing sands with more than 800 TVD feet of net pay. The well tested at a rate of nearly 5,000 barrels of oil per day through a 7/8th-inch choke. See news release dated 2 November 2006.

Ruby-2	Trinidad and Tobago, Block 3 (a)	25.5% BHP Billiton and operator	Drilling ahead.
Torosa-1	Browse Basin Western Australia WA-30-R	8.33% BHP Billiton, Woodside operator	Hydrocarbons encountered. More appraisal required. Plugged and Abandoned.
Torosa-3	Browse Basin Western Australia WA-30-R	8.33% BHP Billiton, Woodside operator	Hydrocarbons encountered. More appraisal required. Plugged and Abandoned.

Petroleum exploration expenditure for the half year ended 31 December 2006 was US$159 million. The amount expensed was US$154 million including US$43 million of exploration expenditure previously capitalised.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor & Media Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Ivan Arriagada, Investor Relations Tel: SA +27 11 376 2121 or UK +44 20 7802 4183 Mobile: +44 7769 936 227 email: Ivan.D.Arriagada@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia